

September 7, 2023

Yanru Zhou
Chief Financial Officer
SUIC Worldwide Holdings Ltd.
136-20 38th Ave. Unit 3G
Flushing , NY 11354

> **Re: SUIC Worldwide Holdings Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed June 30, 2023**
> **Form 10-Q for the Quarterly Period Ended March 31, 2023**
> **Filed July 3, 2023**
> **File No. 000-53737**

Dear Yanru Zhou:

We have reviewed your August 29, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2023 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page F-1

1. Please refer to our prior comment 2. We see that your auditor changed the date of their report to August 23, 2023. Please tell us if your auditor updated their audit procedures through August 23, 2023. We do not see any changes to the Subsequent Events footnote.

Financial Statements
Note 1 - Organization and Basis of Presentation , page F-6

2. We re-issue our prior comment 4. Please tell us how you accounted for the acquisition of

Midas Touch Technology Co., including the purchase price. Please also tell us when you wrote the investment down to $0. We see from your disclosure in Note 7 that Midas Touch Technology Co. Ltd., is a significant investment of the company, please explain its significance.

You may contact Julie Sherman at(202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services